Exhibit 99.1

ESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE MONTHS AND YEAR ENDED
DECEMBER 31, 2010

Toronto, Ontario – February 22, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months and year ended December 31, 2010.
(All amounts are in thousands of United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Reported revenues increased $167.4 million or 63.8% from $262.5 million in the fourth quarter of 2009 to $429.9 million in the fourth quarter of 2010 due in large part to our acquisition of Waste Services, Inc. (“WSI”).

Organic gross revenue, which includes intercompany revenues, grew 4.9% on a consolidated basis and is comprised of total price and volume growth of 3.1% and 1.8%, respectively.  Quarterly price and volume improvements in Canada were 4.0% and 2.3%, respectively, and 2.5% and 1.3% in the U.S.  All revenue growth components outlined above have been prepared on a comparable basis, as if WSI’s operations were combined with ours in the current and previously comparable quarter, and assuming a foreign currency exchange (“FX”) rate of parity.

Strong revenue growth translated into strong adjusted EBITDA(A) and operating income growth.  Adjusted EBITDA(A) was $123.0 million, or 63.2% higher, in the fourth quarter of 2010 versus $75.4 million in the same quarter a year ago.  Our fourth quarter adjusted EBITDA(A) margin was 28.6%.  Adjusted operating income(A) was $60.8 million, or 54.1% higher, in the quarter versus $39.4 million in the comparative period last year.

We also generated higher adjusted net income(A) quarter over quarter.  Adjusted net income(A) for the fourth quarter of 2010 was $26.8 million, or $0.22 per weighted average diluted share (“diluted share”), compared to $15.0 million, or $0.16 per diluted share in the comparative period.

Free cash flow(B) for the quarter totalled $42.0 million and was 78.8% higher than the $23.5 million in the comparative period last year.  Our free cash flow(B) yield was 9.8% in the quarter compared to 9.0% in the fourth quarter of 2009.  Free cash flow(B) growth was the result of a strong operating performance, which was partially offset by higher interest expense and capital and landfill purchases.  The increase in each of these measures is largely attributable to the acquisition of WSI.

“In 2010, our Company once again distinguished itself as a growth leader in the North American waste management industry,” said Keith Carrigan, Chief Executive Officer of IESI-BFC Ltd.  “We completed the acquisition of WSI and, thanks to the efforts of our combined team, we are on track to realize the upper end of our expected synergies.  We also continued to strengthen our network of assets through our strategic acquisitions of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC in St. Louis, Missouri, SWDI LLC in southern Louisiana, York Disposal in Toronto, Ontario, and ten other ”tuck-in” acquisitions.  In our existing business, we achieved organic revenue growth of 6.7% through our bottom-up focus on price, volume and productivity.  As a result, we enhanced our performance across the board in 2010 and set new milestones for key benchmarks.  Revenue increased 41.8% to $1.43 billion, adjusted EBITDA(A) increased 42.5% to $413.8 million, and free cash flow(B) grew 67.6% to $191.3 million.”

Mr. Carrigan continued, “In 2011, we are strongly positioned to further improve our results through organic growth initiatives.  Our outlook for 2011, which excludes the impact of additional acquisitions, anticipates revenue growth of 25.9%, adjusted EBITDA(A)  growth of 32.9%, adjusted EBITDA(A) margin expansion of 170 basis points, and free cash flow growth(B) of 41.1%.  We remain focused on identifying the most accretive opportunities for the deployment of our additional cash.  Our balanced approach to creating shareholder value will continue to include a

IESI-BFC Ltd. – December 31, 2010 - 1

disciplined acquisition program, the payment of quarterly dividends in 2011, as well as other opportunities that meet our return criteria.”

For the year ended December 31, 2010, revenue was $1,429.8 million, compared with revenues of $1,008.5 million a year ago.  Adjusted operating income(A) was $206.6 million, or 54.2% higher than the $133.9 million in the same period last year.  Adjusted EBITDA(A) was $413.8 million compared to $290.4 million in 2009.  Our year-to-date free cash flow(B) increased to $191.3 million up from $114.1 million and our free cash flow(B) yield increased 210 basis points to 13.4% from 11.3% a year ago.

For the year ended December 31, 2010, adjusted net income(A) was $101.0 million, or $0.94 per weighted average diluted share, compared with $59.6 million or $0.70 per share in the year ago period.

Financial and Other Highlights

For the Three Months Ended December 31, 2010
·	Revenues increased $167.4 million or 63.8% ($156.5 million or 59.6%, excluding FX)
·	Adjusted EBITDA(A) increased $47.6 million or 63.2% ($44.6 million or 59.3%, excluding FX)
·	Adjusted EBITDA(A) margin, on a reported basis, was 28.6%
·	Free cash flow(B) increased $18.5 million or 78.8% ($18.3 million or 78.1%, excluding FX)
·	Free cash flow(B) yield of 9.8%
·	Adjusted net income(A) per diluted share, $0.22
·	Consolidated price increased 3.1%, prepared on a comparable basis
·	Consolidated volumes increased 1.8%, prepared on a comparable basis

For the Year Ended December 31, 2010
·	Revenues increased $421.3 million or 41.8% ($364.3 or 36.1%, excluding FX)
·	Adjusted EBITDA(A) increased $123.4 million or 42.5% ($104.8 million or 36.1%, excluding FX)
·	Adjusted EBITDA(A) margin, on a reported basis, was 28.9%
·	Free cash flow(B) increased $77.2 million or 67.6% ($67.7 million or 59.3%, excluding FX)
·	Free cash flow(B) yield of 13.4%
·	Adjusted net income(A) per diluted share, $0.94
·	Consolidated price increased 4.1%, prepared on a comparable basis
·	Consolidated volumes increased 2.5%, prepared on a comparable basis

2011 Outlook
The Company is providing its outlook for 2011 assuming no change in the current economic environment and excluding the impact of any additional acquisitions. For the purposes of these estimates, the Company is assuming a Canadian to U.S. dollar exchange rate of parity.

The outlook provided below is forward looking.  Our actual results may differ materially and are subject to risks and uncertainties which are outlined in the forward-looking statements section of this press release.

·	Revenue is estimated to be approximately $1.8 billion
·	Adjusted EBITDA(A) is estimated to be approximately $550 million
·	Amortization expense, as a percentage of revenue, is estimated to be approximately 14.5%
·	Capital and landfill expenditures are estimated to be approximately $155 million
·	The effective tax rate is estimated to be approximately 36% of income before income tax expense and net loss from equity accounted investee
·	Cash taxes are estimated to be approximately $54 million
·	Adjusted net income(A) per diluted share is estimated to be $1.16
·	Free cash flow(B) is estimated to be approximately $270 million
·	Expected annual cash dividend of $0.50 Canadian (“C”) per share, payable on a quarterly basis

IESI-BFC Ltd. – December 31, 2010 - 2

Other Highlights for the Three Months and Year Ended December 31, 2010

WSI Acquisition
On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI.  The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC Ltd.

We executed the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets.  We also believe this acquisition will create annual synergies and cash flow and earnings per share accretion, which we expect will enhance short and long-term returns to shareholders.  We plan to direct the expected additional cash flow resulting from the combined performance of the companies towards any combination of the following: growth capital, accretive acquisitions, debt reduction, common share repurchases or dividend payments.

We completed the acquisition on July 2, 2010 and issued 27,971 of our common shares to former WSI shareholders.  Former WSI shareholders received 0.5833 common shares of IESI-BFC Ltd. for each share of WSI common stock issued and outstanding on July 2, 2010.

In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing which represents an obligation to issue a maximum of 505 and 194 common shares, respectively.

As outlined in the long-term debt section of this press release, we amended our long-term debt facilities in Canada and the U.S. to facilitate the acquisition of WSI.  Monies available from these facilities were used to repay WSI’s indebtedness outstanding at closing.  In addition, the credit facilities were upsized to reflect the size of the newly combined operations in both Canada and the U.S.  Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction.

On the closing of the WSI acquisition, we expected our pro forma adjusted EBITDA(A) ratio, prepared on a combined basis and assuming FX parity, to be approximately 2.7 times.  However this ratio improved to approximately 2.6 times.  As of December 31, 2010, our pro forma adjusted EBITDA(A) ratio is approximately 2.5 times.  This ratio includes our acquisition of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”) which we completed on December 23, 2010 for total cash consideration of approximately $162.5 million.

Acquisitions
In the fourth quarter, we completed four “tuck-in” acquisitions, two in each of the U.S. south and northeast segments.  These “tuck-in” acquisitions, which included the acquisition of Fred Weber, were financed from excess free cash flow(B) and U.S. and Canadian credit facility advances.

Quarterly Dividend Declared
The Company’s Board of Directors declared a quarterly dividend of $0.125 Canadian per share to shareholders of record on March 31, 2011.  The dividend will be paid on April 15, 2011.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

IESI-BFC Ltd. – December 31, 2010 - 3

Financial Reporting Changes
On September 7, 2010, we announced that for the interim period ending September 30, 2010 and the year ending December 31, 2010, we have been granted exemptive relief by the Canadian securities regulatory authorities  which allows us to discontinue the preparation,  disclosure and filing of a reconciliation between our reported financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and Canadian generally accepted accounting principles (“Canadian GAAP”).  We believe that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors because we have been reporting in U.S. GAAP since March 31, 2009 and the changes in our business since that time (including the acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

On July 2, 2010, we completed our acquisition of WSI.  WSI provides waste collection and disposal services in four Canadian provinces and the state of Florida in the U.S. WSI’s Canadian operations are included in our Canadian segment, while their Floridian operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments.  Accordingly, expenses specific to corporate activities have been presented separately from those presented for our reporting segments, for each current and comparative period presented.

IESI-BFC Ltd. – December 31, 2010 - 4

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$429,879	$262,462	$1,429,765	$1,008,466
Operating expenses	255,261	152,135	839,973	588,104
Selling, general and administration ("SG&A")	56,186	40,897	192,865	136,846
Restructuring expenses	1,388	-	5,180	-
Amortization	62,263	36,000	207,666	156,702
Net gain on sale of capital and landfill assets	(33)	(70)	(414)	(198)
Operating income	54,814	33,500	184,495	127,012
Interest on long-term debt	14,822	7,979	48,786	34,225
Net foreign exchange loss	33	38	47	276
Net gain on financial instruments	(2,245)	(696)	(5,493)	(1,562)
Conversion costs	-	90	-	298
Other expenses	2,566	53	3,210	162
Income before net income tax expense and net loss from equity
accounted investee	39,638	26,036	137,945	93,613
Net income tax expense	17,953	16,161	55,658	39,885
Net loss from equity accounted investee	2	-	118	-
Net income	$21,683	$9,875	$82,169	$53,728

Net income per weighted average share, basic	$0.18	$0.11	$0.77	$0.64
Net income per weighted average share, diluted	$0.18	$0.11	$0.76	$0.63
Weighted average number of shares outstanding (thousands),
basic	110,752	82,332	96,451	73,892
Weighted average number of shares outstanding (thousands),
diluted	121,681	93,431	107,479	85,020

Adjusted EBITDA(A)	$122,987	$75,363	$413,826	$290,449
Adjusted operating income(A)	$60,757	$39,433	$206,574	$133,945
Adjusted net income(A)	$26,818	$15,039	$100,976	$59,591
Adjusted net income(A) per weighted average share, basic	$0.22	$0.16	$0.94	$0.71
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.16	$0.94	$0.70

Replacement and growth expenditures (see page 15)
Replacement expenditures	$43,419	$24,580	$100,578	$73,674
Growth expenditures	14,611	9,821	42,063	48,602
Total replacement and growth expenditures	$58,030	$34,401	$142,641	$122,276

Free cash flow(B)
Cash generated from operating activities	$120,667	$63,620	$293,861	$256,269
Free cash flow(B)	$42,024	$23,505	$191,300	$114,109
Free cash flow(B) per weighted average share, diluted	$0.35	$0.25	$1.78	$1.34

Dividends
Dividends declared (common shares)	$14,954	$19,265	$48,179	$68,825
Dividends declared (participating preferred shares ("PPSs"))	-	2,608	4,006	9,748
Total dividends declared	$14,954	$21,873	$52,185	$78,573

Total dividends declared per weighted average share, diluted	$0.12	$0.23	$0.49	$0.92

IESI-BFC Ltd. – December 31, 2010 - 5

	2010			2009
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602	$0.8568	$0.8290
September 30	$0.9711	$0.9624	$0.9654	$0.9327	$0.9113	$0.8547
December 31	$1.0054	$0.9873	$0.9708	$0.9555	$0.9467	$0.8760

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three months and year ended December 31, 2010.

				Three months ended
	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$262,462	$156,536	$418,998	$10,881	$429,879
Operating expenses	152,135	96,751	248,886	6,375	255,261
SG&A	40,897	13,698	54,595	1,591	56,186
Restructuring expenses	-	1,310	1,310	78	1,388
Amortization	36,000	24,651	60,651	1,612	62,263
Net gain on sale of capital and landfill assets	(70)	35	(35)	2	(33)
Operating income	33,500	20,091	53,591	1,223	54,814
Interest on long-term debt	7,979	6,519	14,498	324	14,822
Net foreign exchange loss	38	(7)	31	2	33
Net gain on financial instruments	(696)	(1,522)	(2,218)	(27)	(2,245)
Conversion costs	90	(90)	-	-	-
Other expenses	53	2,264	2,317	249	2,566
Income before net income tax expense and
net loss from equity accounted investee	26,036	12,927	38,963	675	39,638
Net income tax expense	16,161	1,537	17,698	255	17,953
Net loss from equity accounted investee	-	3	3	(1)	2
Net income	$9,875	$11,387	$21,262	$421	$21,683

Adjusted EBITDA(A)	$75,363	$44,658	$120,021	$2,966	$122,987
Adjusted operating income(A)	$39,433	$19,813	$59,246	$1,511	$60,757
Adjusted net income(A)	$15,039	$10,807	$25,846	$972	$26,818
Free cash flow(B)	$23,505	$18,347	$41,852	$172	$42,024

IESI-BFC Ltd. – December 31, 2010 - 6

					Year ended
	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,008,466	$364,282	$1,372,748	$57,017	$1,429,765
Operating expenses	588,104	220,907	809,011	30,962	839,973
SG&A	136,846	47,194	184,040	8,825	192,865
Restructuring expenses	-	4,719	4,719	461	5,180
Amortization	156,702	43,128	199,830	7,836	207,666
Net gain on sale of capital and landfill assets	(198)	(176)	(374)	(40)	(414)
Operating income	127,012	48,510	175,522	8,973	184,495
Interest on long-term debt	34,225	13,120	47,345	1,441	48,786
Net foreign exchange loss	276	(223)	53	(6)	47
Net gain on financial instruments	(1,562)	(3,940)	(5,502)	9	(5,493)
Conversion costs	298	(298)	-	-	-
Other expenses	162	2,779	2,941	269	3,210
Income before net income tax expense and
net loss from equity accounted investee	93,613	37,072	130,685	7,260	137,945
Net income tax expense	39,885	13,276	53,161	2,497	55,658
Net loss from equity accounted investee	-	106	106	12	118
Net income	$53,728	$23,690	$77,418	$4,751	$82,169

Adjusted EBITDA(A)	$290,449	$104,781	$395,230	$18,596	$413,826
Adjusted operating income(A)	$133,945	$61,865	$195,810	$10,764	$206,574
Adjusted net income(A)	$59,591	$32,413	$92,004	$8,972	$100,976
Free cash flow(B)	$114,109	$67,659	$181,768	$9,532	$191,300

IESI-BFC Ltd. – December 31, 2010 - 7

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights

			Three months ended December 31
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$262,462	$418,998	$156,536	$429,879	$167,417
Canada	$96,473	$170,703	$74,230	$181,584	$85,111
U.S. south	$86,882	$158,760	$71,878	$158,760	$71,878
U.S. northeast	$79,107	$89,535	$10,428	$89,535	$10,428

Operating expenses	$152,135	$248,886	$96,751	$255,261	$103,126
Canada	$48,463	$96,302	$47,839	$102,677	$54,214
U.S. south	$53,063	$96,609	$43,546	$96,609	$43,546
U.S. northeast	$50,609	$55,975	$5,366	$55,975	$5,366

SG&A (as reported)	$40,897	$54,595	$13,698	$56,186	$15,289
Canada	$8,449	$15,547	$7,098	$16,509	$8,060
U.S. south	$10,232	$17,433	$7,201	$17,433	$7,201
U.S. northeast	$6,814	$7,499	$685	$7,499	$685
Corporate	$15,402	$14,116	$(1,286)	$14,745	$(657)

EBITDA(A) (as reported)	$69,430	$115,517	$46,087	$118,432	$49,002
Canada	$39,561	$58,854	$19,293	$62,398	$22,837
U.S. south	$23,587	$44,718	$21,131	$44,718	$21,131
U.S. northeast	$21,684	$26,061	$4,377	$26,061	$4,377
Corporate	$(15,402)	$(14,116)	$1,286	$(14,745)	$657

Adjusted SG&A	$34,964	$50,152	$15,188	$51,631	$16,667
Canada	$8,449	$15,547	$7,098	$16,509	$8,060
U.S. south	$10,232	$17,433	$7,201	$17,433	$7,201
U.S. northeast	$6,814	$7,499	$685	$7,499	$685
Corporate	$9,469	$9,673	$204	$10,190	$721

Adjusted EBITDA(A)	$75,363	$119,960	$44,597	$122,987	$47,624
Canada	$39,561	$58,854	$19,293	$62,398	$22,837
U.S. south	$23,587	$44,718	$21,131	$44,718	$21,131
U.S. northeast	$21,684	$26,061	$4,377	$26,061	$4,377
Corporate	$(9,469)	$(9,673)	$(204)	$(10,190)	$(721)

IESI-BFC Ltd. – December 31, 2010 - 8

Segment Highlights (continued)

			Year ended December 31
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$1,008,466	$1,372,748	$364,282	$1,429,765	$421,299
Canada	$349,288	$527,124	$177,836	$584,141	$234,853
U.S. south	$340,187	$502,308	$162,121	$502,308	$162,121
U.S. northeast	$318,991	$343,316	$24,325	$343,316	$24,325

Operating expenses	$588,104	$809,011	$220,907	$839,973	$251,869
Canada	$178,147	$286,248	$108,101	$317,210	$139,063
U.S. south	$209,279	$306,903	$97,624	$306,903	$97,624
U.S. northeast	$200,678	$215,860	$15,182	$215,860	$15,182

SG&A (as reported)	$136,846	$184,040	$47,194	$192,865	$56,019
Canada	$30,497	$45,079	$14,582	$49,955	$19,458
U.S. south	$37,999	$53,141	$15,142	$53,141	$15,142
U.S. northeast	$28,076	$30,012	$1,936	$30,012	$1,936
Corporate	$40,274	$55,808	$15,534	$59,757	$19,483

EBITDA(A) (as reported)	$283,516	$435,505	$96,181	$396,927	$113,411
Canada	$140,644	$195,797	$55,153	$216,976	$76,332
U.S. south	$92,909	$142,264	$49,355	$142,264	$49,355
U.S. northeast	$90,237	$97,444	$7,207	$97,444	$7,207
Corporate	$(40,274)	$(55,808)	$(15,534)	$(59,757)	$(19,483)

Adjusted SG&A	$129,913	$128,232	$38,695	$175,966	$46,053
Canada	$30,497	$45,079	$14,582	$49,955	$19,458
U.S. south	$37,999	$53,141	$15,142	$53,141	$15,142
U.S. northeast	$28,076	$30,012	$1,936	$30,012	$1,936
Corporate	$33,341	$40,376	$7,035	$42,858	$9,517

Adjusted EBITDA(A)	$290,449	$395,129	$104,680	$413,826	$123,377
Canada	$140,644	$195,797	$55,153	$216,976	$76,332
U.S. south	$92,909	$142,264	$49,355	$142,264	$49,355
U.S. northeast	$90,237	$97,444	$7,207	$97,444	$7,207
Corporate	$(33,341)	$(40,376)	$(7,035)	$(42,858)	$(9,517)

IESI-BFC Ltd. – December 31, 2010 - 9

Revenues
Gross revenue by service type
(prepared on a comparable basis)
The following tables compare gross revenues for the three months and year ended December 31, 2010 to the comparative period or year by service offering.  These tables have been prepared on a “comparable basis”, which includes WSI’s results as if WSI’s operations were combined with ours in the current and previously comparable quarter and year.

	Three months ended December 31, 2010				Three months ended December 31, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$71,347	34.3	$76,090	27.3	$69,729	36.4	$71,681	28.2
Industrial	34,063	16.3	39,168	14.0	32,401	16.9	35,746	14.0
Residential	32,847	15.7	60,322	21.6	32,081	16.8	53,312	20.9
Transfer and disposal	58,477	28.0	89,765	32.2	48,820	25.5	83,943	33.0
Recycling and other	11,870	5.7	13,642	4.9	8,379	4.4	9,955	3.9
Gross revenues	208,604	100.0	278,987	100.0	191,410	100.0	254,637	100.0

	Year ended December 31, 2010				Year ended December 31, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gros s revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$296,606	35.5	$297,753	26.9	$278,173	37.4	$265,616	26.6
Industrial	142,447	17.0	157,470	14.3	132,057	17.7	149,106	14.9
Residential	130,960	15.6	229,228	20.8	123,008	16.5	207,337	20.8
Transfer and disposal	221,175	26.4	363,233	32.9	184,063	24.8	338,734	33.9
Recycling and other	46,006	5.5	55,984	5.1	27,148	3.6	38,218	3.8
Gross revenues	837,194	100.0	1,103,668	100.0	744,449	100.0	999,011	100.0

IESI-BFC Ltd. – December 31, 2010 - 10

Gross revenue growth or decline components – expressed in percentages and excluding FX
 (prepared on a comparable basis for 2010 only)
The tables below have been prepared on a “comparable basis” as outlined above.  However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended December 31, 2010		Three months ended December 31, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.4	1.0	3.2	1.8
Fuel surcharges	0.9	0.5	(0.6)	(2.2)
Recycling and other	0.7	1.0	-	0.6
Total price growth	4.0	2.5	2.6	0.2

Volume	2.3	1.3	0.3	(0.1)
Total organic gross revenue growth	6.3	3.8	2.9	0.1

Acquisitions, net of divestitures	2.7	5.8	0.4	1.9
Total gross revenue growth	9.0	9.6	3.3	2.0

	Year ended December 31, 2010		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.1	2.1	3.2	2.2
Fuel surcharges	0.7	0.4	(1.0)	(2.6)
Recycling and other	0.6	1.6	(0.2)	(1.5)
Total price growth (decline)	4.4	4.1	2.0	(1.9)

Volume	4.3	1.1	(0.6)	(2.3)
Total organic gross revenue growth (decline)	8.7	5.2	1.4	(4.2)

Acquisitions, net of divestitures	3.8	5.6	1.5	1.9
Total gross revenue growth (decline)	12.5	10.8	2.9	(2.3)

Three months ended
On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable quarter, our Canadian segment delivered price growth in every service line, excluding industrial.  While industrial pricing was down comparatively, comparative volumes increased resulting in a net increase to gross revenue growth over the comparative period a year ago.  As in the third quarter of 2010, higher organic gross revenue growth delivered by our existing Canadian operations was partially offset by a lower comparable performance from WSI’s operations in Canada.  The divestiture of certain assets in the current and previous quarter also resulted in a comparable decline in commercial volumes, as expected.  However, higher comparable pricing in our commercial service line more than compensated for the volume decline attributable to asset divestitures.  Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Other “tuck-in” acquisitions, FX, and higher fuel surcharges also contributed to the comparable increase.

With the exception of slightly lower pricing in our transfer and disposal service line, pricing and volumes were up comparably across all service lines in our U.S. south segment.  While pricing was lower in our transfer and disposal service line, comparable volume gains more than offset this decline.  Higher fuel surcharges and other “tuck-in” acquisitions contributed to the balance of growth in comparable gross revenues.

IESI-BFC Ltd. – December 31, 2010 - 11

Gross revenues in our U.S. northeast segment increased as well.  Excluding pricing in our residential service line, all of our service lines enjoyed higher price, or pricing that was largely unchanged, over the comparable period a year ago.  The decline in residential pricing, while not significant, was due to lost business year to year which also contributed to lower volumes as well.  Recycling volumes were also down slightly as were net transfer and disposal volumes, due in large part to weather.  Higher comparative pricing more than offset the volume declines in each of these two service offerings and comparative volumes increased across all remaining business lines.  Fuel surcharges remained flat comparatively, while “tuck-in” acquisitions contributed to the balance of gross revenue growth in the U.S. northeast.

Year ended
The increase in Canadian segment gross revenues is attributable to organic and other “tuck-in” acquisition growth.  Similar to the three months ended, higher organic gross revenue growth delivered by our existing Canadian operations was partially offset by a lower comparable performance from WSI’s Canadian operations.  On a comparable basis, year-to-date pricing was up across all service lines, excluding residential.  The decline in residential pricing was due largely to a contract win which commenced January 2010.  As expected, residential volumes increased which produced a net benefit to gross revenue growth for this service line.  As outlined above, divestitures have impacted comparable commercial volumes, but stronger year-to-date pricing produced comparable gross revenue gains.  Fuel surcharges, FX, and commodity pricing has also contributed to the year-to-date increase.

On a year-to-date basis, U.S. south segment gross revenues increased on the back of strong pricing growth which grew across all service lines.  All of our U.S. south service lines also delivered comparative volume growth.  Other “tuck-in” acquisitions and fuel surcharges also contributed to gross revenue growth year over year.

On a year-to-date basis, gross revenue growth in our U.S. northeast segment benefited from stronger year over year pricing.  Landfill pricing was the only service line that experienced a year-to-date decline.  Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the pricing decline. The return of commodity pricing delivered a strong contribution to year-to-date gross revenue growth as did an increase in the volume of materials processed.  Volume growth was most pronounced in our landfill and industrial service lines, but was partially offset by declines in all other service offerings.  Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Operating expenses
Three months ended
The comparative increase is due to FX, our acquisition of WSI, other “tuck-in” acquisitions, and higher collected waste volumes in our pre-existing base business.  In total, higher disposal, labour and vehicle operating and maintenance expenses, account for the largest components of the comparative increase.  In addition, higher subcontract costs, insurance and higher commodity rebates, due to higher comparative commodity pricing, are the largest contributors to the balance of the period to period increase.  The increase in commodity rebates was most notable in the U.S. northeast and Canada.  At 59.4%, fourth quarter operating expenses as a percentage of reportable revenues is higher than the 58.0% achieved in the comparative period.  While we have benefited from lower insurance costs as a percentage of reportable revenues, subcontract costs, repairs and maintenance and labour costs have risen when expressed as a percentage of reportable revenues due principally to the composition of revenues we acquired on our acquisition of WSI and other acquisitions completed in the year.  As we acquire more collection companies and increase collection revenues, without increasing our compliment of landfill assets and landfill revenues, our operating margins will contract.  Weather, in our U.S. northeast business, was also a contributing factor to higher operating expenses when expressed as a percentage of revenues.

Year ended
The comparative year to date increase is consistent with the reasons outlined above for the three months ended.  At 58.7%, current year operating expenses as a percentage of reportable revenues is consistent with the 58.3%

IESI-BFC Ltd. – December 31, 2010 - 12

achieved in the prior year.  We continue to integrate WSI with our existing operations with the goal of improving our operating effectiveness.  We are satisfied that we are realizing the synergies we expected from the acquisition of WSI.

SG&A expenses
Three months ended
Excluding the impact of FX, the increase in SG&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions and organic growth.  The increase is primarily attributable to higher salaries, facility and other SG&A costs, which are due in large part to our acquisition of WSI and other “tuck-in” acquisitions.

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and fair value changes to stock options.  While we experienced an increase in corporate SG&A costs resulting from our acquisition of WSI, due largely to higher salaries and facility and office costs, and higher fair value changes in stock options, the comparative decline in transaction and related costs, corporate reorganization costs, coupled with the recovery of professional fees incurred in our defense of an anti-trust lawsuit, more than offset these increases.  As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, declined comparably.  Rationalizing personnel and operating locations, resulting principally from the acquisition of WSI, is the primary reason for the comparative improvement.  We continue to integrate WSI with our existing operations with the goal of reducing SG&A expense.  We are satisfied that we are realizing the synergies we expected from the acquisition of WSI and we expect to realize additional synergies in the coming year.

Year ended
As outlined above for the three months ended, the increase in S
G&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions, organic growth and FX.  The increase is primarily attributable to salaries, which is due in part to fair value changes in stock options.  Facility and other SG&A cost increases also contributed to the year over year increase, partially offset by lower fourth quarter corporate reorganization costs and the recovery of certain professional fees.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies, in our industry, and to provide investors and analysts an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

In 2009, our calculation of free cash flow(B) did not deduct for acquisition and related costs or non-recurring costs.  Accordingly, comparative free cash flow(B) amounts have been adjusted to conform to the current period or year’s presentation.

IESI-BFC Ltd. – December 31, 2010 - 13

Free cash flow(B) - cash flow approach

	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change

Cash generated from operating activities
(from statement of cash flows)	$120,667	$63,620	$57,047	$293,861	$256,269	$37,592

Operating and investing
Reorganization costs (non-recurring
capital tax)	-	1,315	(1,315)	-	1,315	(1,315)
Stock option expense	2,166	1,006	1,160	8,336	2,006	6,330
Acquisition and related costs	2,389	-	2,389	8,563	-	8,563
Restructuring expenses	1,388	3,612	(2,224)	5,180	3,612	1,568
Conversion costs	-	90	(90)	-	298	(298)
Other expenses	2,566	53	2,513	3,210	162	3,048
Changes in non-cash working capital items	(29,155)	(11,828)	(17,327)	14,612	(27,304)	41,916
Capital and landfill asset purchases	(58,030)	(34,401)	(23,629)	(142,641)	(122,276)	(20,365)

Financing
Interest on long-term debt - high yield
defeasance interest	-	-	-	1,663	-	1,663
Financing and landfill development costs
(net of non-cash portion)	-	-	-	(290)	(77)	(213)
Purchase of restricted shares	-	-	-	(1,241)	(172)	(1,069)
Net realized foreign exchange loss	33	38	(5)	47	276	(229)
Free cash flow(B)	$42,024	$23,505	$18,519	$191,300	$114,109	$77,191

Free cash flow(B) – adjusted EBITDA(A) approach

	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change

Adjusted EBITDA(A)	$122,987	$75,363	$47,624	$413,826	$290,449	$123,377

Restricted share expense	579	404	175	1,977	1,485	492
Purchase of restricted shares	-	-	-	(1,241)	(172)	(1,069)
Capital and landfill asset purchases	(58,030)	(34,401)	(23,629)	(142,641)	(122,276)	(20,365)
Landfill closure and post-closure expenditures	(2,588)	(2,181)	(407)	(5,749)	(7,145)	1,396
Landfill closure and post-closure cost
accretion expense	1,035	808	227	3,827	3,130	697
Interest on long-term debt	(14,822)	(7,979)	(6,843)	(48,786)	(34,225)	(14,561)
Interest on long-term debt - high yield
defeasance interest	-	-	-	1,663	-	1,663
Non-cash interest expense	1,262	681	581	4,672	2,902	1,770
Current income tax expense	(8,399)	(9,190)	791	(36,248)	(20,039)	(16,209)
Free cash flow(B)	$42,024	$23,505	$18,519	$191,300	$114,109	$77,191

Three months ended
Free cash flow(B) increased over the comparative year ago period. The acquisition of WSI contributed to the growth in free cash flow(B) and adjusted EBITDA(A) that we enjoyed comparatively, as did FX. In addition, we realized significant improvements to free cash flow(B) and adjusted EBITDA(A) resulting from strong organic growth and other “tuck-in” acquisitions.  Higher debt levels resulting from the acquisition of WSI and higher interest rates in Canada and the U.S. partially offset adjusted EBITDA(A) improvements.  Similarly, higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions, partially offset the increase in adjusted EBITDA(A).  Cash taxes declined comparatively.  The comparative decline is due to refunds received in our U.S. business partially offset by higher Canadian cash taxes.  WSI’s Canadian operations had no meaningful loss carryforwards to shelter income subject to tax.

IESI-BFC Ltd. – December 31, 2010 - 14

Year ended
For the year ended, free cash flow(B) increased.  The WSI acquisition, other “tuck-in” acquisitions, organic growth and FX all contributed to the increase in free cash flow(B).  Strong revenue growth contributed to the increase in adjusted EBITDA(A), which was partially offset by higher interest expense and higher current income tax expense.  The reasons for these changes are largely consistent with those outlined above for the three months ended.

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change

Replacement	$43,419	$24,580	$18,839	$100,578	$73,674	$26,904
Growth	14,611	9,821	4,790	42,063	48,602	(6,539)
Total	$58,030	$34,401	$23,629	$142,641	$122,276	$20,365

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended
Excluding the impact of FX, replacement expenditures increased.  The increase is principally attributable to the Canadian business.  Replacement land and building expenditures resulting from the integration of certain locations coupled with higher comparative vehicle spending due to the timing of spend and replacement of ageing WSI acquired equipment are the primary reasons for the increase.  U.S. replacement expenditures also increased, due largely to the WSI acquisition and comparative differences in the timing of spending.

Year ended
The reasons for the increase in year-to-date replacement spending are consistent with those outlined above for the three months ended.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended
Excluding the impact of FX, growth expenditures increased.  The increase is solely attributable to our U.S. segment as our Canadian business saw a comparative quarterly decline.  The Canadian segment decline is the result of lower comparable vehicle purchases resulting from the timing of contract wins.  The U.S. segment increase is due in large part to infrastructure spending, namely buildings and land.

Year ended
Fewer comparative contract wins, most notably in our U.S. business, is the primary reason for the decline in year-to-date growth expenditures.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

IESI-BFC Ltd. – December 31, 2010 - 15

Long-term debt
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at December 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$525,000	$325,000	$53,355	$146,645

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$950,000	$761,000	$139,901	$49,099
Variable rate demand solid waste disposal revenue bonds
(“IRBs”)(1)	$194,000	$109,000	$-	$85,000
Other	$4,580	$4,580	$-	$-

Note:
(1) Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  IRB drawings at floating rates of interest, requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)
At December 31, 2010, funded long-term debt to EBITDA is as follows:

	December 31, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.91	3.19	1.92	2.56
Funded debt to EBITDA maximum	3.00	4.00	2.75	4.00

Changes to long-term debt occurring in conjunction with the WSI acquisition
Closing Agreements
On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Canadian facility.  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing.  As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total C$525,000 commitment available under the Canadian facility.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our U.S. facility.  The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility.  As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total $950,000 commitment available, at that time, under the U.S. facility.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

IESI-BFC Ltd. – December 31, 2010 - 16

Canadian facility
On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when our funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when our funded debt to EBITDA ratio is below 2.0 times.  The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over bankers’ acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.

Security under the Canadian facility remained largely unchanged from the previous facility, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

December 31, 2010 update
On December 31, 2010, advances under the Canadian facility were C$325,000 and total letters of credit amounted to approximately C$53,400.  Available capacity under the facility at December 31, 2010, excluding the accordion, was approximately C$146,600 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.91 times.

Canadian Trust Indenture
On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility.  The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was similarly modified in the trust indenture.  While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IESI-BFC Ltd. – December 31, 2010 - 17

U.S. facility
On July 2, 2010, our U.S. facility became effective in connection with the closing of the WSI acquisition.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed monies under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.

Pricing on advances drawn increased comparatively by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances and interest is payable quarterly in arrears.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged from the previous facility, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317.  In addition, our funded debt to EBITDA on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

December 31, 2010 update
In December 2010, we exercised a portion of the accordion feature available on our U.S. facility which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011.  The accordion feature available on the U.S. facility declined by a similar amount.  Accordingly, total remaining additional availability under the facility, assuming an effective date of December 31, 2010, is $172,500.   Since we exercised a portion of the accordion feature, we are not required to maintain interest rate hedges at fixed rates for at least 40% of the total funded debt for a period not to extend beyond March 31, 2011.  We are however required to maintain interest rate hedges at fixed rates of interest for at least 30% of total funded debt.

On December 31, 2010, advances under the U.S. facility were $761,000 and total letters of credit amounted to approximately $139,900.  Available capacity under the facility, excluding the accordion, was approximately $49,100 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.19 times.

IESI-BFC Ltd. – December 31, 2010 - 18

Other
In connection with the WSI acquisition, we assumed various notes which included a secured note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse.  The note had an original issue date of June 29, 2007 and was originally issued for $10,500.  The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.  At December 31, 2010, the principal value of the note is $4,580.

In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500.  The note bore interest at 6.678% and was payable in 180 equal monthly payments of approximately $31, or the equivalent of $370 annually.  The note matured on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064.  The note was unsecured and was repaid in the third quarter of 2010.

We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006.  At closing, the total remaining payments under this note amounted to $38.  The note was repaid in the third quarter of 2010.

Long-term debt to pro forma adjusted EBITDA(A)
On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.5 times.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A reported on the consolidated statement of operations and comprehensive income and further exclude certain non-operating or non-recurring SG&A expenses.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and net income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted for investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain and non-recurring, expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options and corporate reorganization expense.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

IESI-BFC Ltd. – December 31, 2010 - 19

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

IESI-BFC Ltd. – December 31, 2010 - 20

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009

Operating income	$54,814	$33,500	$184,495	$127,012
Transaction and related costs - SG&A	2,389	3,612	8,563	3,612
Fair value movements in stock options - SG&A	2,166	1,006	8,336	2,006
Corporate reorganization expense - SG&A	-	1,315	-	1,315
Restructuring expenses	1,388	-	5,180	-
Adjusted operating income	60,757	39,433	206,574	133,945
Net gain or loss on sale of capital and landfill assets	(33)	(70)	(414)	(198)
Amortization	62,263	36,000	207,666	156,702
Adjusted EBITDA	$122,987	$75,363	$413,826	$290,449

Net income	$21,683	$9,875	$82,169	$53,728
Transaction and related costs - SG&A	2,389	3,612	8,563	3,612
Fair value movements in stock options - SG&A	2,166	1,006	8,336	2,006
Corporate reorganization expense - SG&A	-	1,315	-	1,315
Restructuring expenses	1,388	-	5,180	-
Interest on long-term debt	-	-	2,409	-
Net gain or loss on financial instruments	(2,245)	(696)	(5,493)	(1,562)
Conversion costs	-	90	-	298
Other expenses	2,566	53	3,210	162
Net income tax expense or recovery	(1,129)	(216)	(3,398)	32
Adjusted net income	$26,818	$15,039	$100,976	$59,591

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure, however, is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this press release have the meaning set out in this note.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the WSI acquisition.

IESI-BFC Ltd. – December 31, 2010 - 21

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the WSI acquisition in the amounts or in the timeframe anticipated; and the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, the WSI acquisition or other matters and attributable to IESI-BFC or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and WSI, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Wednesday, February 23, 2011, at 8:00 a.m. (ET) to discuss results for the three months and year ended December 31, 2010.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 40113567, at approximately 7:50 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, March 9, 2011, at midnight, and can be accessed by dialling 1-800-642-1687, conference code 40113567.  International or local callers can access the replay by dialling 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

IESI-BFC Ltd. – December 31, 2010 - 22